Exhibit 99.6

Proxy and voting instruction form

for the extraordinary general meeting of shareholders of

Mytheresa Netherlands Parent B.V. (the Company)

to be held on Thursday March 6, 2025 at 17.00 CET.

Note: all fields marked * are required

The undersigned,

Name *:

Country of residence *:

Email address *:

Number of shares held as registered in the Company’s register of shareholders*:

hereby authorizes the Company Secretary of the Company with full power of substitution, to vote on his/her behalf:

ITEM	PROPOSAL	FOR	AGAINST	ABSTAIN
2

Proposal to appoint Mr. Burkhart Grund as

member of the supervisory board of the

Company subject to the completion of the

transaction regarding the acquisition of all

shares in YOOX Net-a-Porter Group S.p.A. by the Company

		☐	☐	☐
3.a

Amendment of clause 2.1 of the articles of association of the Company to amend the name of the Company to LuxExperience B.V. subject to the completion of the transaction regarding the acquisition of all shares in YOOX Net-a-Porter Group S.p.A. by the Company

		☐	☐	☐
3.b

Amendment of clause 15.3 of the articles of association of the Company to reflect that the remuneration of individual members of the management board of the Company, also with respect to share and share option schemes, shall be determined by the supervisory board of the Company

		☐	☐	☐
4	Proposal to adopt the Second Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan	☐	☐	☐

This proxy and voting instruction form – fully completed and signed – must have been received by the Company ultimately Thursday February 27, 2025, 18.00 CET. Please send the pdf of the signed proxy and voting form by e-mail to the Company Secretary: agm@mytheresa.com

Place:	Date:	2025

Signature:

If this proxy form is incomplete, not signed, or received after February 27, 2025, 23.59 CET, it shall be regarded as invalid.